

CITRON & DEUTSCH
A DIFFERENT KIND OF LAW FIRM

10866 WILSHIRE BLVD. SUITE 400
LOS ANGELES, CA 90024
T 310.475.0321 I F 866.860.5320

August 10, 2021

Dr. Aroon V. Tungare
Stephen Wayne Wilson
408 Water St.,
Waxahachie, TX 75165

      Re: NODABL Networks, Inc.

Dear Aroon and Stephen:

In connection with the conversion of NODABL Networks, LLC into NODABL Networks, Inc. a Delaware corporation, we are enclosing the following documents:

     1. Certificate of Conversion. A copy of the Certificate of Conversion filed with the Delaware Secretary of State on August 6, 2021, is for your use.

     2. Certification Incorporation. A copy of the Certificate of Incorporation filed with the Delaware Secretary of State on August 6, 2021, is for your use.

     3. Plan of Conversion. The signed Plan of Conversion is for your use.

     4. Bylaws. The Bylaws, which set forth the rules of the corporation, are for your records.

     5. Secretary's Certificate. The Secretary's Certificate, which acknowledges that the Bylaws have been duly adopted, is to be signed by Stephen as Secretary and placed in the corporate minute book.

     6. Resolutions Adopted by the Incorporator. The Resolutions Adopted by the Incorporator, which elects the Directors of the corporation, is to be signed by Aroon, as Incorporator, and placed in the corporate minute book.

     7. Action by Written Consent of the Board of Directors. The Action by Written Consent of the Board of Directors, which approves all of the organization activities of the corporation, including the election of the officers of the corporation and the issuance of stock, is to be signed by you as the Directors and placed in the corporate minute book.

     8. Investment Representation Letters. These letters, which are to be signed by the shareholders, set forth the amount of shares issued to the shareholders, and contains representations made by shareholders as to the conditions of purchase of the stock. Please have the shareholders sign their respective Investment Representation Letters. Please note, Suncoast Tower Solutions

LLC's Investment Representation Letter also has vesting provisions. Please review to make sure they meet with your approval.

9. Stock Certificates. We are enclosing the following original stock certificates:

Certificate No.	Shareholder	Shares
1	Texzon Utilities, Ltd.	6,000,000
2	Batwing Innovations Inc.	4,000,000
3	Suncoast Tower Solutions LLC	526,310

The stock certificates are to be signed by Aroon as President and Stephen as Secretary. Please place the signed Stock Certificates in the corporate minute book.

Please talk to your accountant regarding getting a new Tax Identification Number for the converted company. If your accountant advises you that you should be getting a new number, let us know and we can obtain the same for you.

We will be ordering you a corporate minute book. Please place a print out of the signed corporate documents into the corporate minute book.

If you have any questions, please feel free to contact us.

Sincerely,

RICHARD K. CITRON
RKC/mt

Enclosures

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:22 PM 08/06/2021
FILED 02:22 PM 08/06/2021
SR 20212913188 - File Number 7248018

STATE OF DELAWARE CERTIFICATE OF CONVERSION FROM A LIMITED LIABILITY COMPANY TO A CORPORATION PURSUANT TO SECTION 265 OF THE DELAWARE GENERAL CORPORATION LAW

1.) The jurisdiction where the Limited Liability Company first formed is Delaware.

2.) The jurisdiction immediately prior to filing this Certificate is Delaware.

3.) The date the Limited Liability Company first formed is January 22, 2019.

4.) The name of the Limited Liability Company immediately prior to filing this Certificate is NODABL Networks LLC

5.) The name of the Corporation as set forth in the Certificate of Incorporation is NODABL Networks, Inc.

IN WITNESS WHEREOF, the undersigned being duly authorized to sign on behalf of the converting Limited Liability Company have executed this Certificate on the 5th day of August, A.D. 2021.

By: ______________________
Dr. Aroon V. Tungare, Manager

By: ______________________
Stephen Wayne Wilson, Manager

STATE of DELAWARE
CERTIFICATE of INCORPORATION
A STOCK CORPORATION

•

First: The name of this Corporation is NODABL Networks, Inc.

•

Second: Its registered office in the State of Delaware is to be located at:
251 Little Falls Drive, in the City of Wilmington, County of New Castle, Zip Code 19808.

The registered agent in charge thereof is Corporation Service Company.

Third: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

•

Fourth: The amount of the total stock of this corporation is authorized to issue is Thirty Million (30,000,000) shares with a par value of $0.0001 per share.

Fifth: The name and mailing address of the incorporator are as follows:

Dr. Aroon V. Tungare
408 Water St.
Waxahachie TX 75165

I, The Undersigned, for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate, and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand this 5th day of August, A.D. 2021.

By: ______________________
Dr. Aroon V. Tungare
Incorporator

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:22 PM 08/06/2021
FILED 02:22 PM 08/06/2021
SR 20212913188 - File Number 7248018

PLAN OF CONVERSION

This Plan of Conversion ("Agreement") is made as of the 5th day of August, 2021, by and between **NODABL Networks LLC**, a Delaware limited liability company ("LLC"), and **Texzon Utilities, Ltd** and **Batwing Innovations Inc.** (the "Class B Members").

RECITALS

A.   The Class B Members are all of the Members of the LLC authorized to vote.

B.   The LLC also has a Class C, nonvoting Member, namely Suncoast Tower Solutions LLC.

C.   The LLC and the Class B Members desire to convert the LLC into a Delaware corporation ("Corporation") pursuant to the terms and conditions set forth herein.

AGREEMENT

NOW THEREFORE, the parties hereby agree as follows:

1.   LLC. The LLC is a limited liability company organized under the laws of the State of Delaware pursuant to the filing of Certificate of Formation on January 22, 2019.

2.   Conversion. On the Effective Date (as defined herein), the LLC shall convert into a Delaware corporation in accordance with Section 265 of the Delaware General Corporations Law (the "Conversion"). The name of the resulting Delaware corporation shall be "NODABL Networks, Inc."

3.   Representations and Warranties. The Class B Members hereby represent and warrant to the LLC as follows:

(a)   The Class B Members have the right, power, legal capacity, and authority to execute and enter into this Agreement, approve the Conversion and this Agreement, and perform all other acts as may be necessary in connection with the performance of this Agreement.

(b)   The Class B Members are the sole owners of the Class B Units, the voting Units of the LLC and own their Membership Interest free and clear of any and all liens, claims, encumbrances, and adverse equities.

4.   Address of Principal Place of Business. The address of the principal place of business of the Corporation shall be 408 Water St., Waxahachie TX 75165

5.   Directors of the Corporation. The Corporation shall be authorized to have two (2) directors. The initial directors of the Corporation shall be Dr. Aroon V. Tungare, and Stephen Wayne Wilson. The Chairman of the Board shall be Stephen Wayne Wilson.

6.   <u>Officers of the Corporation</u>. The initial officers of the Corporation shall be as follows:

    (a) Chief Executive Officer – Dr. Aroon V. Tungare
    (b) President – Dr. Aroon V. Tungare
    (c) Secretary – Stephen Wayne Wilson
    (d) Treasurer – Stephen Wayne Wilson

7.   <u>Agent For Service of Process</u>. The name and address of the agent for service of process of the Corporation shall be Corporation Service Company, 251 Little Falls Drive, Wilmington, DE 19808.

8.   <u>Authorized Stock of Corporation</u>. The Corporation shall be authorized to issue thirty million (30,000,000) shares of common stock with a par value of $0.0001 per share.

9.   <u>Manner of Converting Membership Interests</u>. The outstanding memberships are as follows:

Name of Member	Number of Units	Type of Units	Percentage
Texzon Utilities, Ltd	6,000,000	Class B Units	57%
Batwing Innovations Inc.	4,000,000	Class B Units	38%
Suncoast Tower Solutions LLC*	526,310	Class C Units	5%

* Suncoast Tower Solutions LLC owns 526,310 Class C Units pursuant to an Incentive Equity Grant Agreement dated June 3, 2019. Of the 526,310 Class C Units, 210,524 Class C Units are still subject to vesting. Upon conversion, the shares still subject to vesting received upon conversion shall vest 50% on May 24, 2022 and 50% May 24, 2023 as long as Thomas Zurawski continues to provide services to the Corporation.

Upon conversion of the LLC into the Corporation, the following shares of common stock shall be issued:

Name of Shareholder	Number of Shares	Percentage
Texzon Utilities, Ltd	6,000,000	57%
Batwing Innovations Inc.	4,000,000	38%
Suncoast Tower Solutions LLC	526,310	5%

10.   <u>Approval of Charter Documents of the Corporation</u>. The parties hereto hereby approve the provisions of the Certificate of Conversion and Certificate of Incorporation, copies of which are attached hereto as <u>Exhibit "A"</u> and <u>Exhibit "B"</u> respectively, and incorporated herein by this by reference.

11.   <u>Consequences of the Conversion</u>. On the Effective Date as defined herein and as a consequence of the Conversion, (a) the Corporation shall constitute a continuation of the existence of the LLC in the form of a Delaware corporation and shall for all purposes be the same entity that existed before the Conversion, (b) all of the rights, privileges and powers of the LLC, and all

property, real, personal and mixed, and all debts due to the LLC, as well as all other things and causes of action belonging to the LLC, shall be vested in the Corporation and shall thereafter be the property of the Corporation as they were of the LLC, (c) all debts, liabilities, and obligations of the LLC shall continue as debts, liabilities and obligations of the Corporation, (d) all rights of creditors and all liens upon any property of the LLC shall be preserved unimpaired and remain enforceable against the Corporation to the same extent as against the LLC as if the Conversion had not occurred, and (e) any action or proceeding pending by or against the LLC may be continued against the Corporation as if the Conversion had not occurred.

12.   Authorization. The Class B Members hereby authorize and direct Dr. Aroon V. Tungare to execute, acknowledge and file for and on behalf of the Members and the LLC in the office of the Delaware Secretary of State: the Certificate of Conversion and Certificate of Incorporation in substantially the form attached hereto as Exhibit "A" and Exhibit "B" respectively.

13.   Further Assurances. After the Conversion becomes effective, the Class B Members and the LLC shall execute and deliver such further documents and instruments and shall take such further actions as may be required or appropriate to carry out the intent and purposes of this Agreement including, but not limited to, the execution of such documents to confirm title to properties, assets and rights in the Corporation.

14.   Amendments, Waivers, and Consents. This Agreement shall not be amended except in a writing signed by the parties. No waiver or consent shall be binding except in a writing signed by the party making the waiver or giving the consent. No waiver of any provision or consent of any action shall constitute a waiver of any other provision or consent to any other action, whether or not similar. No waiver or consent shall constitute a continuing waiver or consent except to the extent specifically set forth in writing.

15.   Knowing Consent. The Class B Members acknowledge and represent that the Class B Members (a) have fully and carefully read this Agreement prior to execution and understand the meaning of each of the provisions hereof, (b) have been or have had the opportunity to be fully apprised by their attorneys, tax and financial advisor of choice of the legal, tax and financial effect and meaning of this document and all terms and conditions hereof, (c) have had the opportunity to make whatever investigation or inquiry they deem necessary or appropriate in connection with the subject matter of this Agreement, and (d) are executing this Agreement voluntarily, free of any duress, menace, pressure, or undue influence of any kind or nature. The Class B Members waive any and all potential conflict of interest in having Citron & Deutsch, A Law Corporation (the "Law Firm") prepare this Plan of Conversion on behalf of the Class B Members, and acknowledge that the Law Firm has not rendered any advice as to the tax consequences of the Conversion.

16.   Consent to Conversion. The Class B Members hereby acknowledge and agree that by executing this Agreement, the Class B Members hereby approve and consent to the Conversion and the other transaction contemplated herein.

18.   Effective Date. The Conversion shall become effective on the date the Certificate of Conversion and Certificate of Incorporation are filed with the Delaware Secretary of State (the "Effective Date").

(*Signatures on Next Page*)

IN WITNESS WHEREOF, the parties have executed this Plan of Conversion as of the date first referenced above.

LLC:

NODABL Networks LLC
a Delaware limited liability company

By: _____
Dr. Aroon V. Tungare, Manager

By: _____
Stephen Wayne Wilson, Manager

MEMBERS:

TEXZON UTILITIES, LTD

By: _____
Stephen Wayne Wilson, CEO

BATWING INNOVATIONS INC.

By: _____
Dr. Aroon V. Tungare, President

EXHIBIT "A"

CERTIFICATE OF CONVERSION

**STATE OF DELAWARE
CERTIFICATE OF CONVERSION
FROM A LIMITED LIABILITY COMPANY TO A
CORPORATION PURSUANT TO SECTION 265 OF
THE DELAWARE GENERAL CORPORATION LAW**

1.) The jurisdiction where the Limited Liability Company first formed is Delaware.

2.) The jurisdiction immediately prior to filing this Certificate is Delaware.

3.) The date the Limited Liability Company first formed is January 22, 2019.

4.) The name of the Limited Liability Company immediately prior to filing this Certificate is NODABL Networks LLC

5.) The name of the Corporation as set forth in the Certificate of Incorporation is NODABL Networks, Inc.

IN WITNESS WHEREOF, the undersigned being duly authorized to sign on behalf of the converting Limited Liability Company have executed this Certificate on the __ day of August, A.D. 2021.

By: _____
Dr. Aroon V. Tungare, Manager

EXHIBIT "B"

CERTIFICATE OF INCORPORATION

STATE of DELAWARE
CERTIFICATE of INCORPORATION
A STOCK CORPORATION

•

First: The name of this Corporation is NODABL Networks, Inc.

•

Second: Its registered office in the State of Delaware is to be located at:
251 Little Falls Drive, in the City of Wilmington, County of New Castle, Zip Code 19808.

The registered agent in charge thereof is Corporation Service Company.

Third: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

•

Fourth: The amount of the total stock of this corporation is authorized to issue is Thirty Million (30,000,000) shares with a par value of $0.0001 per share.

Fifth: The name and mailing address of the incorporator are as follows:

Dr. Aroon V. Tungare
408 Water St.
Waxahachie TX 75165

I, The Undersigned, for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate, and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand this ___ day of August, A.D. 2021.

By: _____
Dr. Aroon V. Tungare
Incorporator

BYLAWS

OF

NODABL NETWORKS, INC.
A Delaware Corporation

ARTICLE I
CORPORATE OFFICES

1.1   Offices

In addition to the corporation's registered office set forth in the Certificate of Incorporation, the Board of Directors may at any time establish other offices at any place or places where the corporation is qualified to do business.

ARTICLE II
MEETINGS OF STOCKHOLDERS

2.1   Place Of Meetings

Meetings of stockholders shall be held at any place, within or outside the state of Delaware, designated by the Board of Directors.   In the absence of any such designation, stockholders' meetings shall be held at the registered office of the corporation.

2.2   Annual Meeting

The annual meeting of stockholders shall be held on such date, time and place, either within or without the state of Delaware, as may be designated by resolution of the Board of Directors each year.   At the meeting, directors shall be elected and any other proper business may be transacted.

2.3   Special Meeting

A special meeting of the stockholders may be called at any time by the Board of Directors, the chairman of the board, the chief executive officer, the president or by one or more stockholders holding shares in the aggregate entitled to cast not less than 10% of the votes at that meeting.

If a special meeting is called by any person or persons other than the Board of Directors, the chairman of the board, the chief executive officer or the president, the request shall be in writing, specifying the time of such meeting and the general nature of the business proposed to be transacted, and shall be delivered personally or sent by registered mail or by email, fax, telegraphic or other facsimile or electronic transmission to the chairman of the board, the chief executive officer, the president or the secretary of the corporation. No business may be transacted at such special meeting otherwise than specified in such notice. The officer receiving the request shall cause notice to be promptly given to the stockholders entitled to vote, in accordance with the provisions of Sections 2.4 and 2.5 of this Article II, that a meeting will be held at the time requested by the person or persons calling the meeting, not less than 35 nor more than 60 days after the receipt of the request. If the notice is not given within 20 days after the receipt of the request, the person or persons requesting the meeting may give the notice. Nothing contained in this paragraph of this Section 2.3 shall be construed as limiting, fixing, or affecting the time when a meeting of stockholders called by action of the Board of Directors may be held.

2.4   Notice Of Stockholders' Meetings

All notices of meetings with stockholders shall be in writing and shall be sent or otherwise given in accordance with Section 2.5 of these bylaws not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting.   The notice shall specify the place (if any), date and hour of the meeting, and in the case of a special meeting, the purpose or purposes for which the meeting is called.

2.5   Manner Of Giving Notice; Affidavit Of Notice

Written notice of any meeting of stockholders, if mailed, is given when deposited in the United States mail, postage prepaid, directed to the stockholder at his address as it appears on the records of the corporation. Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders may be given by electronic mail or other electronic transmission, in the manner provided in Section 232 of the Delaware General Corporation Law. An affidavit of the secretary or an assistant secretary or of the transfer agent of the corporation that the notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

2.6   Quorum

The holders of a majority of the shares of stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute or by the certificate of incorporation. If, however, such quorum is not present or represented at any meeting of the stockholders, then either (a) the chairman of the meeting or (b) holders of a majority of the shares of stock entitled to vote who are present, in person or by proxy, shall have power to adjourn the meeting to another place (if any), date or time.

2.7   Adjourned Meeting; Notice

When a meeting is adjourned to another place (if any), date or time, unless these bylaws otherwise require, notice need not be given of the adjourned meeting if the time and place (if any), thereof and the means of remote communications (if any) by which stockholders and proxyholders may be deemed to be present and vote at such adjourned meeting, are announced at the meeting at which the adjournment is taken.   At the adjourned meeting the corporation may transact any business that might have been transacted at the original meeting. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, notice of the place (if any), date and time of the adjourned meeting and the means of remote communications (if any) by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

2.8 Organization; Conduct of Business

Such person as the Board of Directors may have designated or, in the absence of such a person, the chief executive officer, or in his or her absence, the president or, in his or her absence, such person as may be chosen by the holders of a majority of the shares entitled to vote who are present, in person or by proxy, shall call to order any meeting of the stockholders and act as chairman of the meeting. In the absence of the secretary of the corporation, the secretary of the meeting shall be such person as the chairman of the meeting appoints.

The chairman of any meeting of stockholders shall determine the order of business and the procedure at the meeting, including the manner of voting and the conduct of business. The date and time of opening and closing of the polls for each matter upon which the stockholders will vote at the meeting shall be announced at the meeting.

2.9 Voting

The stockholders entitled to vote at any meeting of stockholders shall be determined in accordance with the provisions of Section 2.12 of these bylaws, subject to the provisions of Sections 217 and 218 of the General Corporation Law of Delaware (relating to voting rights of fiduciaries, pledgors and joint owners of stock and to voting trusts and other voting agreements).

Except as may be otherwise provided in the certificate of incorporation, each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder. All elections shall be determined by a plurality of the votes cast, and except as otherwise required by law, all other matters shall be determined by a majority of the votes cast affirmatively or negatively.

2.10 Waiver Of Notice

Whenever notice is required to be given under any provision of the General Corporation Law of Delaware or of the certificate of incorporation or these bylaws, a written waiver thereof, signed by the person entitled to notice, or waiver by electronic mail or other electronic transmission by such person, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice, or any waiver of notice by electronic transmission, unless so required by the certificate of incorporation or these bylaws.

2.11 Stockholder Action By Written Consent Without A Meeting

Unless otherwise provided in the certificate of incorporation, any action required to be taken at any annual or special meeting of stockholders of the corporation, or any action that may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice, and without a vote if a consent in writing, setting forth the action so taken, is (a) signed by the stockholders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, and (b) delivered to the corporation in accordance with Section 228(a) of the Delaware General Corporation Law.

Every written consent shall bear the date of signature of each stockholder who signs the consent and no written consent shall be effective to take the corporate action referred to therein unless, within 60 days of the date the earliest dated consent is delivered to the corporation, a written consent or consents signed by a sufficient number of holders to take action are delivered to the corporation in the manner prescribed in this Section. A telegram, cablegram, electronic mail or other electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxyholder, or by a person or persons authorized to act for a stockholder or proxyholder, shall be deemed to be written, signed and dated for purposes of this Section to the extent permitted by law. Any such consent shall be delivered in accordance with Section 228(d)(1) of the Delaware General Corporation Law.

Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.

Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing (including by electronic mail or other electronic transmission as permitted by law). If the action which is consented to is such as would have required the filing of a certificate under any section of the General Corporation Law of Delaware if such action had been voted on by stockholders at a meeting thereof, then the certificate filed under such section shall state, in lieu of any statement required by such section concerning any vote of stockholders, that written notice and written consent have been given as provided in Section 228 of the General Corporation Law of Delaware.

2.12 Record Date For Stockholder Notice; Voting; Giving Consents

In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than 60 nor less than 10 days before the date of such meeting, nor more than 60 days prior to any other action.

If the Board of Directors does not so fix a record date:

The record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

The record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is necessary, shall be the day on which the first written consent (including consent by electronic mail or other electronic transmission as permitted by law) is delivered to the corporation.

The record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting, if such adjournment is for 30 days or less; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

2.13   Proxies

Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by an instrument in writing or by an electronic transmission permitted by law filed with the secretary of the corporation, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.   A proxy shall be deemed signed if the stockholder's name is placed on the proxy (whether by manual signature, typewriting, facsimile, electronic or telegraphic transmission or otherwise) by the stockholder or the stockholder's attorney-in-fact.   The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Section 212(e) of the General Corporation Law of Delaware.

ARTICLE III
DIRECTORS

3.1   Powers

Subject to the provisions of the General Corporation Law of Delaware and any limitations in the certificate of incorporation or these bylaws relating to action required to be approved by the stockholders or by the outstanding shares, the business and affairs of the corporation shall be managed and all corporate powers shall be exercised by or under the direction of the Board of Directors.

3.2   Number Of Directors

Upon the adoption of these bylaws, the number of directors constituting the entire Board of Directors shall be two (2).   Thereafter, this number may be changed by a resolution of the Board of Directors or of the stockholders, subject to Section 3.4 of these bylaws.   No reduction of the authorized number of directors shall have the effect of removing any director before such director's term of office expires.

3.3   Election, Qualification And Term Of Office Of Directors

Except as provided in Section 3.4 of these bylaws, and unless otherwise provided in the certificate of incorporation, directors shall be elected at each annual meeting of stockholders to hold office until the next annual meeting.   Directors need not be stockholders unless so required by the certificate of incorporation or these bylaws, wherein other qualifications for directors may be prescribed.   Each director, including a director elected to fill a vacancy, shall hold office until his or her successor is elected and qualified or until his or her earlier resignation or removal. Unless otherwise specified in the certificate of incorporation, elections of directors need not be by written ballot.

3.4   Resignation And Vacancies

Any director may resign at any time upon written notice to the attention of the Secretary of the corporation.   Notwithstanding the provisions of Section 223(a)(1) and 223(a)(2) of the Delaware General Corporation Law, any vacancy, including newly created directorships resulting from any increase in the authorized number of directors or amendment of this Restated Certificate, and vacancies created by removal or resignation of a director, may be filled by a majority of the directors then in office (including any directors that have tendered a resignation effective at a future date), though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and shall qualify, unless sooner displaced; provided, however, that where such vacancy occurs among the directors elected by the holders of a class or series of stock, the holders of shares of such class or series may override the Board of Directors' action to fill such vacancy by (i) voting for their own designee to fill such vacancy at a meeting of the Corporation's stockholders or (ii) written consent, if the consenting stockholders hold a sufficient number of shares to elect their designee at a meeting of the stockholders.

If at any time, by reason of death or resignation or other cause, the corporation should have no directors in office, then any officer or any stockholder or an executor, administrator, trustee or guardian of a stockholder, or other fiduciary entrusted with like responsibility for the person or estate of a stockholder, may call a special meeting of stockholders in accordance with the provisions of the certificate of incorporation or these bylaws, or may apply to the Court of Chancery for a decree summarily ordering an election as provided in Section 211 of the General Corporation Law of Delaware.

If, at the time of filling any vacancy or any newly created directorship, the directors then in office constitute less than a majority of the whole board (as constituted immediately prior to any such increase), then the Court of Chancery may, upon application of any stockholder or stockholders holding at least 10% of the total number of the shares at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office as aforesaid, which election shall be governed by the provisions of Section 211 of the General Corporation Law of Delaware as far as applicable.

3.5 Place Of Meetings; Meetings By Telephone

The Board of Directors of the corporation may hold meetings, both regular and special, either within or outside the state of Delaware.

Unless otherwise restricted by the certificate of incorporation or these bylaws, members of the Board of Directors, or any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors, or any committee, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

3.6 Regular Meetings

Regular meetings of the Board of Directors may be held without notice at such time and at such place as shall from time to time be determined by the board.

3.7 Special Meetings; Notice

Special meetings of the Board of Directors for any purpose or purposes may be called at any time by the chairman of the board, the chief executive officer, the president, the secretary or any two directors.

Notice of the time and place of special meetings shall be delivered personally or by telephone to each director or sent by first-class mail, facsimile, electronic transmission, or telegram, charges prepaid, addressed to each director at that director's address as it is shown on the records of the corporation. If the notice is mailed, it shall be deposited in the United States mail at least 4 days before the time of the holding of the meeting. If the notice is delivered personally or by facsimile, electronic transmission, telephone or telegram, it shall be delivered at least 24 hours before the time of the holding of the meeting. Any oral notice given personally or by telephone may be communicated either to the director or to a person at the office of the director who the person giving the notice has reason to believe will promptly communicate it to the director. The notice need not specify the purpose of the meeting. The notice need not specify the place of the meeting, if the meeting is to be held at the principal executive office of the corporation. Unless otherwise indicated in the notice thereof, any and all business may be transacted at a special meeting.

3.8 Quorum

At all meetings of the Board of Directors, a majority of the total number of directors shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors, except as may be otherwise specifically provided by statute or by the certificate of incorporation.   If a quorum is not present at any meeting of the Board of Directors, then the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of directors, if any action taken is approved by at least a majority of the required quorum for that meeting.

3.9 Waiver Of Notice

Whenever notice is required to be given under any provision of the General Corporation Law of Delaware or of the certificate of incorporation or these bylaws, a written waiver thereof, signed by the person entitled to notice, or waiver by electronic mail or other electronic transmission by such person, whether before or after the time stated therein, shall be deemed equivalent to notice.   Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.   Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the directors, or members of a committee of directors, need be specified in any written waiver of notice unless so required by the certificate of incorporation or these bylaws.

3.10 Board Action By Written Consent Without A Meeting

Unless otherwise restricted by the certificate of incorporation or these bylaws, any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the board or committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the board or committee.   Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.

3.11 Fees And Compensation Of Directors

Unless otherwise restricted by the certificate of incorporation or these bylaws, the Board of Directors shall have the authority to fix the compensation of directors. No such compensation shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

3.12   Approval Of Loans To Officers

The corporation may lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of the corporation or of its subsidiary, including any officer or employee who is a director of the corporation or its subsidiary, whenever, in the judgment of the directors, such loan, guaranty or assistance may reasonably be expected to benefit the corporation.   The loan, guaranty or other assistance may be with or without interest and may be unsecured, or secured in such manner as the Board of Directors shall approve, including, without limitation, a pledge of shares of stock of the corporation.   Nothing in this section shall be deemed to deny, limit or restrict the powers of guaranty or warranty of the corporation at common law or under any statute.

3.13   Removal Of Directors

Unless otherwise restricted by statute, by the certificate of incorporation or by these bylaws, any director or the entire Board of Directors may be removed, with or without cause, by, and only by, the affirmative vote of the holders of the shares of the class or series of stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders, and any vacancy thereby created may be filled by the holders of that class or series of stock represented at the meeting or pursuant to written consent; provided, however, that if the stockholders of the corporation are entitled to cumulative voting, if less than the entire Board of Directors is to be removed, no director may be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire Board of Directors.

No reduction of the authorized number of directors shall have the effect of removing any director prior to the expiration of such director's term of office.

3.14   Chairman Of The Board Of Directors

The corporation may also have, at the discretion of the Board of Directors, a chairman of the Board of Directors who shall not be considered an officer of the corporation.

ARTICLE IV
COMMITTEES

4.1   Committees Of Directors

The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the corporation.   The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee.   In the absence or disqualification of a member of a committee, the member or members present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member.   Any such committee, to the extent provided in the resolution of the Board of Directors, or in these bylaws, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to the following matters: (i) approving or adopting, or recommending to the stockholders, any action or matter expressly required by the General Corporate Law of Delaware to be submitted to stockholders for approval or (ii) adopting, amending or repealing any Bylaw of the corporation.

4.2   Committee Minutes

Each committee shall keep regular minutes of its meetings and report the same to the Board of Directors when required.

4.3   Meetings And Action Of Committees

Meetings and actions of committees shall be governed by, and held and taken in accordance with, the provisions of Section 3.5 (place of meetings and meetings by telephone), Section 3.6 (regular meetings), Section 3.7 (special meetings and notice), Section 3.8 (quorum), Section 3.9 (waiver of notice), and Section 3.10 (action without a meeting) of these bylaws, with such changes in the context of such provisions as are necessary to substitute the committee and its members for the Board of Directors and its members; provided, however, that the time of regular meetings of committees may be determined either by resolution of the Board of Directors or by resolution of the committee, that special meetings of committees may also be called by resolution of the Board of Directors and that notice of special meetings of committees shall also be given to all alternate members, who shall have the right to attend all meetings of the committee. The Board of Directors may adopt rules for the government of any committee not inconsistent with the provisions of these bylaws.

ARTICLE V
OFFICERS

5.1   Officers

The officers of the corporation shall be a president and a secretary.   The corporation may also have, at the discretion of the Board of Directors, a chief executive officer, a chief financial officer, a treasurer, one or more vice presidents, one or more assistant secretaries, one or more assistant treasurers, and any such other officers as may be appointed in accordance with the provisions of Section 5.3 of these bylaws. Any number of offices may be held by the same person.

5.2   Appointment Of Officers

The officers of the corporation, except such officers as may be appointed in accordance with the provisions of Sections 5.3 or 5.5 of these bylaws, shall be appointed by the Board of Directors, subject to the rights (if any) of an officer under any contract of employment.

5.3 Subordinate Officers

The Board of Directors may appoint, or empower the chief executive officer or the president to appoint, such other officers and agents as the business of the corporation may require, each of whom shall hold office for such period, have such authority, and perform such duties as are provided in these bylaws or as the Board of Directors may from time to time determine.

5.4 Removal And Resignation Of Officers

Subject to the rights (if any) of an officer under any contract of employment, any officer may be removed, either with or without cause, by an affirmative vote of the majority of the Board of Directors at any regular or special meeting of the board or, except in the case of an officer chosen by the Board of Directors, by any officer upon whom the power of removal is conferred by the Board of Directors.

Any officer may resign at any time by giving written notice to the corporation. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice; and, unless otherwise specified in that notice, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights (if any) of the corporation under any contract to which the officer is a party.

5.5 Vacancies In Offices

Any vacancy occurring in any office of the corporation shall be filled by the Board of Directors.

5.6 Chief Executive Officer

Subject to such supervisory powers (if any) as may be given by the Board of Directors to the chairman of the board (if any), the chief executive officer of the corporation (if such an officer is appointed) shall, subject to the control of the Board of Directors, have general supervision, direction, and control of the business and the officers of the corporation and shall have the general powers and duties of management usually vested in the office of chief executive officer of a corporation and shall have such other powers and duties as may be prescribed by the Board of Directors or these bylaws.

The person serving as chief executive officer shall also be the acting president of the corporation whenever no other person is then serving in such capacity.

5.7 President

Subject to such supervisory powers (if any) as may be given by the Board of Directors to the chairman of the board (if any) or the chief executive officer, the president shall have general supervision, direction, and control of the business and other officers of the corporation. The president shall have the general powers and duties of management usually vested in the office of president of a corporation and such other powers and duties as may be prescribed by the Board of

Directors or these bylaws.

The person serving as president shall also be the acting chief executive officer, secretary or treasurer of the corporation, as applicable, whenever no other person is then serving in such capacity.

5.8   Vice Presidents

In the absence or disability of the chief executive officer and president, the vice presidents (if any) in order of their rank as fixed by the Board of Directors or, if not ranked, a vice president designated by the Board of Directors, shall perform all the duties of the president and when so acting shall have all the powers of, and be subject to all the restrictions upon, the president. The vice presidents shall have such other powers and perform such other duties as from time to time may be prescribed for them respectively by the Board of Directors, these bylaws, the president or the chairman of the board.

5.9   Secretary

The secretary shall keep or cause to be kept, at the principal executive office of the corporation or such other place as the Board of Directors may direct, a book of minutes of all meetings and actions of directors, committees of directors, and stockholders. The minutes shall show the time and place of each meeting, the names of those present at directors' meetings or committee meetings, the number of shares present or represented at stockholders' meetings, and the proceedings thereof.

The secretary shall keep, or cause to be kept, at the principal executive office of the corporation or at the office of the corporation's transfer agent or registrar, as determined by resolution of the Board of Directors, a share register, or a duplicate share register, showing the names of all stockholders and their addresses, the number and classes of shares held by each, the number and date of certificates (if any) evidencing such shares, and the number and date of cancellation of every certificate (if any) surrendered for cancellation.

The secretary shall give, or cause to be given, notice of all meetings of the stockholders and of the Board of Directors required to be given by law or by these bylaws. He or she shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or by these bylaws.

5.10   Chief Financial Officer

The chief financial officer shall keep and maintain, or cause to be kept and maintained, adequate and correct books and records of accounts of the properties and business transactions of the corporation, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, retained earnings and shares. The books of account shall at all reasonable times be open to inspection by any member of the Board of Directors.

The chief financial officer shall render to the chief executive officer, the president, or the

Board of Directors, upon request, an account of all his or her transactions as chief financial officer and of the financial condition of the corporation. He or she shall have the general powers and duties usually vested in the office of chief financial officer of a corporation and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or these bylaws.

The person serving as the chief financial officer shall also be the acting treasurer of the corporation whenever no other person is then serving in such capacity. Subject to such supervisory powers (if any) as may be given by the Board of Directors to another officer of the corporation, the chief financial officer shall supervise and direct the responsibilities of the treasurer whenever someone other than the chief financial officer is serving as treasurer of the corporation.

5.11 Treasurer

The treasurer shall keep and maintain, or cause to be kept and maintained, adequate and correct books and records with respect to all bank accounts, deposit accounts, cash management accounts and other investment accounts of the corporation. The books of account shall at all reasonable times be open to inspection by any member of the Board of Directors.

The treasurer shall deposit, or cause to be deposited, all moneys and other valuables in the name and to the credit of the corporation with such depositories as may be designated by the Board of Directors. He or she shall disburse the funds of the corporation as may be ordered by the Board of Directors and shall render to the chief financial officer, the chief executive officer, the president or the Board of Directors, upon request, an account of all his or her transactions as treasurer. He or she shall have the general powers and duties usually vested in the office of treasurer of a corporation and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or these bylaws.

The person serving as the treasurer shall also be the acting chief financial officer of the corporation whenever no other person is then serving in such capacity.

5.12 Representation Of Shares Of Other Corporations

The chairman of the board, the chief executive officer, the president, any vice president, the chief financial officer, the secretary or assistant secretary of this corporation, or any other person authorized by the Board of Directors or the chief executive officer or the president or a vice president, is authorized to vote, represent, and exercise on behalf of this corporation all rights incident to any and all shares of any other corporation or corporations standing in the name of this corporation. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by the person having such authority.

5.13 Authority And Duties Of Officers

In addition to the foregoing authority and duties, all officers of the corporation shall respectively have such authority and perform such duties in the management of the business of the corporation as may be designated from time to time by the Board of Directors or the stockholders.

ARTICLE VI
INDEMNIFICATION OF DIRECTORS, OFFICERS, EMPLOYEES, AND OTHER AGENTS

6.1 Indemnification Of Directors And Officers

The corporation shall, to the maximum extent and in the manner permitted by the General Corporation Law of Delaware, indemnify each of its directors and officers against expenses (including attorneys' fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of the corporation. For purposes of this Section 6.1, a "director" or "officer" of the corporation includes any person (a) who is or was a director or officer of the corporation, (b) who is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, or (c) who was a director or officer of a corporation which was a predecessor corporation of the corporation or of another enterprise at the request of such predecessor corporation.

6.2 Indemnification Of Others

The corporation shall have the power, to the maximum extent and in the manner permitted by the General Corporation Law of Delaware, to indemnify each of its employees and agents (other than directors and officers) against expenses (including attorneys' fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of the corporation.

For purposes of this Section 6.2, an "employee" or "agent" of the corporation (other than a director or officer) includes any person (a) who is or was an employee or agent of the corporation, (b) who is or was serving at the request of the corporation as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or (c) who was an employee or agent of a corporation which was a predecessor corporation of the corporation or of another enterprise at the request of such predecessor corporation.

6.3 Payment Of Expenses In Advance

Expenses incurred in defending any action or proceeding for which indemnification is required pursuant to Section 6.1 or for which indemnification is permitted pursuant to Section 6.2 following authorization thereof by the Board of Directors shall be paid by the corporation in advance of the final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of the indemnified party to repay such amount if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that the indemnified party is not entitled to be indemnified as authorized in this Article VI.

6.4   Indemnity Not Exclusive

The indemnification provided by this Article VI shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any Bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in an official capacity and as to action in another capacity while holding such office, to the extent that such additional rights to indemnification are authorized in the certificate of incorporation

6.5   Insurance

The corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability under the provisions of the General Corporation Law of Delaware.

6.6   Conflicts

No indemnification or advance shall be made under this Article VI, except where such indemnification or advance is mandated by law or the order, judgment or decree of any court of competent jurisdiction, in any circumstance where it appears:

(a)   That it would be inconsistent with a provision of the certificate of incorporation, these bylaws, a resolution of the stockholders or an agreement in effect at the time of the accrual of the alleged cause of the action asserted in the proceeding in which the expenses were incurred or other amounts were paid, which prohibits or otherwise limits indemnification; or

(b)   That it would be inconsistent with any condition expressly imposed by a court in approving a settlement.

ARTICLE VII
RECORDS AND REPORTS

7.1   Maintenance And Inspection Of Records

The corporation shall, either at its principal executive offices or at such place or places as designated by the Board of Directors, keep a record of its stockholders listing their names and addresses and the number and class of shares held by each stockholder, a copy of these bylaws as amended to date, accounting books, and other records.

Any stockholder of record, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders, and its other books and records and to make copies or extracts therefrom.   A proper purpose shall mean a purpose reasonably related to such person's interest as a stockholder. In every instance where an attorney or other agent is the person who seeks the right to inspection, the demand under oath shall be accompanied by a power of attorney or such other writing that authorizes the attorney or other agent to so act on behalf of the stockholder. The demand under oath shall be directed to the corporation at its registered office in Delaware or at its principal place of business.

A complete list of stockholders entitled to vote at any meeting of stockholders, arranged in alphabetical order for each class of stock and showing the address of each such stockholder and the number of shares registered in each such stockholder's name, shall be open to the examination of any such stockholder for a period of at least 10 days prior to the meeting in the manner provided by law.   The stock list shall also be open to the examination of any stockholder during the whole time of the meeting as provided by law. This list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them.

7.2   Inspection By Directors

Any director shall have the right to examine the corporation's stock ledger, a list of its stockholders, and its other books and records for a purpose reasonably related to his or her position as a director.   The Court of Chancery is hereby vested with the exclusive jurisdiction to determine whether a director is entitled to the inspection sought. The Court may summarily order the corporation to permit the director to inspect any and all books and records, the stock ledger, and the stock list and to make copies or extracts therefrom. The Court may, in its discretion, prescribe any limitations or conditions with reference to the inspection, or award such other and further relief as the Court may deem just and proper.

ARTICLE VIII
TRANSFER OF STOCK

8.1   Transfer Restrictions

Notwithstanding anything to the contrary, except as expressly permitted in this Section 8.1, a stockholder shall not transfer, whether by sale, gift or otherwise, any shares of the corporation's stock to any person unless such transfer is approved by the Board of Directors prior to such transfer, which approval may be granted or withheld in the Board of Directors' sole   and absolute discretion.   Any purported transfer of any shares of the corporation's stock effected in violation of this Section 8.1 shall be null and void and shall have no force or effect and the corporation shall not register any such purported transfer.

Any stockholder seeking the approval of the Board of Directors of a transfer of some or all of its shares shall give written notice thereof to the Secretary of the corporation that shall include: (a) the name of the stockholder; (b) the proposed transferee; (c) the number of shares of the transfer of which approval is thereby requested; and (d) the purchase price (if any) of the shares proposed for transfer.   The corporation may require the stockholder to supplement its notice with such additional information as the corporation may request.

Certificates representing, and in the case of uncertificated securities, notices of issuance with respect to, shares of stock of the corporation shall have impressed on, printed on, written on or otherwise affixed to them the following legend:

> "THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO THE SALE OR DISTRIBUTION THEREOF. NO SUCH SALE OR DISTRIBUTION MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATING THERETO OR AN OPINION OF COUNSEL OR OTHER EVIDENCE SATISFACTORY TO THE ISSUER THAT SUCH REGISTRATION IS NOT REQUIRED."

The corporation shall take all such actions as are practicable to cause the certificates representing, and notices of issuance with respect to, shares that are subject to the restrictions on transfer set forth in this Section to contain the foregoing legend.

8.2   **Standstill Period**. Notwithstanding any right of a stockholder to sell any of such stockholder's shares, upon the written request of the corporation or a representative of any underwriter, broker, dealer, investment banker or other financial advisor retained by the corporation (the "*Standstill Notice*"), which request is made in connection with an IPO (as hereafter defined), or private offering of securities by or on behalf of the corporation, no stockholder may sell or otherwise transfer or dispose of any shares held by such stockholder for the time period specified in the Standstill Notice (the "*Standstill Period*"). Unless otherwise provided in the Standstill Notice, the Standstill Period will (a) commence effective as of the date of the stockholder's receipt of the Standstill Notice (the "*Standstill Effective Date*") and (b) expire upon the earlier of (i) one hundred eighty (180) days after the Standstill Effective Date or (ii) the consummation or abandonment by the corporation, at its sole discretion, of any public or private offering of shares (including an initial public offering of any of the corporation's securities ("*IPO*")), except that, in the case of a Standstill Notice delivered in connection with an IPO, the Standstill Period may extend up to one hundred eighty (180) days following the effective date of a registration statement of the corporation filed under Securities Act of 1933 pertaining to the IPO. Each stockholder shall execute and deliver such other agreements as may be reasonably requested by the corporation or such representative which are consistent with the request set forth in the Standstill Notice of which are necessary to give further effect thereto. Following the Standstill Effective Date, the corporation may impose stop-transfer instructions or otherwise provide notice to any proposed third party transferee of the effect of the Standstill Period and all restrictions associated therewith until the end of the Standstill Period, in each instance without any liability to any affected stockholder.

8.3   **Transfer Of Stock**

Upon receipt by the corporation or the transfer agent of the corporation of proper transfer instructions from the record holder of uncertificated shares or upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer, it shall be the duty of the corporation to issue a new certificate or, in the case of uncertificated securities, a notice of issuance of shares, to the person entitled thereto, cancel the old certificate (if any) and record the transaction in its books.

8.4   Stock Transfer Agreements

The corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of the corporation to restrict the transfer of shares of stock of the corporation of any one or more classes owned by such stockholders in any manner not prohibited by the General Corporation Law of Delaware.

ARTICLE IX
GENERAL MATTERS

9.1   Checks

From time to time, the Board of Directors shall determine by resolution which person or persons may sign or endorse all checks, drafts, other orders for payment of money, notes or other evidences of indebtedness that are issued in the name of or payable to the corporation, and only the persons so authorized shall sign or endorse those instruments.

9.2   Execution Of Corporate Contracts And Instruments

The Board of Directors, except as otherwise provided in these bylaws, may authorize any officer or officers, or agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the corporation; such authority may be general or confined to specific instances.   Unless so authorized or ratified by the Board of Directors or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

9.3   Stock Certificates and Notices; Uncertificated Stock; Partly Paid Shares

The shares of the corporation may be certificated or uncertificated, as provided under Delaware law, and shall be entered in the books of the corporation and recorded as they are issued. Any or all of the signatures on any certificate may be a facsimile or electronic signature.   In case any officer, transfer agent or registrar who has signed or whose facsimile or electronic signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue.

Within a reasonable time after the issuance or transfer of uncertificated stock, the corporation shall send to the record owner thereof a written notice that shall set forth the name of the corporation, that the corporation is organized under the laws of Delaware, the name of the stockholder, the number and class (and the designation of the series, if any) of the shares, and any restrictions on the transfer or registration of such shares of stock imposed by the corporation's certificate of incorporation, these bylaws, any agreement among stockholders or any agreement between stockholders and the corporation.

The corporation may issue the whole or any part of its shares as partly paid and subject to call for the remainder of the consideration to be paid therefor. Upon the face or back of each stock certificate (if any) issued to represent any such partly paid shares, or upon the books and records of the corporation in the case of uncertificated partly paid shares, the total amount of the consideration to be paid therefor and the amount paid thereon shall be stated. Upon the declaration of any dividend on fully paid shares, the corporation shall declare a dividend upon partly paid shares of the same class, but only upon the basis of the percentage of the consideration actually paid thereon.

9.4   Special Designation On Certificates and Notices of Issuance

If the corporation is authorized to issue more than one class of stock or more than one series of any class, then the powers, the designations, the preferences, and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate that the corporation shall issue to represent such class or series of stock or the notice of issuance to the record owner of uncertificated stock; provided, however, that, except as otherwise provided in Section 202 of the General Corporation Law of Delaware, in lieu of the foregoing requirements there may be set forth on the face or back of the certificate that the corporation shall issue to represent such class or series of stock or the notice of issuance to the record owner of uncertificated stock a statement that the corporation will furnish without charge to each stockholder who so requests the powers, the designations, the preferences, and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

9.5   Lost Certificates

Except as provided in this Section 8.5, no new certificates for shares shall be issued to replace a previously issued certificate unless the latter is surrendered to the corporation and cancelled at the same time.   The corporation may issue a new certificate of stock or notice of uncertificated stock in the place of any certificate previously issued by it, alleged to have been lost, stolen or destroyed, and the corporation may require the owner of the lost, stolen or destroyed certificate, or the owner's legal representative, to give the corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

9.6   Construction; Definitions

Unless the context requires otherwise, the general provisions, rules of construction, and definitions in the Delaware General Corporation Law shall govern the construction of these bylaws. Without limiting the generality of this provision, the singular number includes the plural, the plural number includes the singular, and the term "person" includes both a corporation and a natural person.

9.7 Dividends

The directors of the corporation, subject to any restrictions contained in (a) the General Corporation Law of Delaware or (b) the certificate of incorporation, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property, or in shares of the corporation's capital stock.

The directors of the corporation may set apart out of any of the funds of the corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of the corporation, and meeting contingencies.

9.8 Fiscal Year

The fiscal year of the corporation shall be fixed by resolution of the Board of Directors and may be changed by the Board of Directors.

9.9 Stockholders of Record

The corporation shall be entitled to recognize the exclusive right of a person recorded on its books as the owner of shares to receive dividends and to vote as such owner, shall be entitled to hold liable for calls and assessments the person recorded on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

9.10 Transactions with Officers and Directors

No contract or transaction shall be void or voidable if such contract or transaction is between the corporation and one or more of its directors or officers, or between the corporation and any other corporation, partnership, association, or other organization in which one or more of its directors or officers, are directors or officers, or have a financial interest, when such director or officer is present at or participates in the meeting of the Board of Directors which authorizes the contract or transaction or his or her votes are counted for such purpose, if: (a) the material facts as to his or her relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors, and the Board of Directors in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or (b) the material facts as to his or her relationship or relationships or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (c) the contract or transaction is fair as to the corporation as of the time it is authorized, approved or ratified, by the Board of Directors or the stockholders. Such interested directors may be counted when determining the presence of a quorum at the Board of Directors meeting authorizing the contract or transaction.

9.11   <u>Facsimile or Electronic Signature</u>

In addition to the provisions for use of facsimile or electronic signatures elsewhere specifically authorized in these bylaws, facsimile or electronic signatures of any stockholder, director or officer of the corporation may be used whenever and as authorized by the Board of Directors or a committee thereof.

ARTICLE X
AMENDMENTS

The Bylaws of the corporation may be adopted, amended or repealed by the stockholders entitled to vote; provided, however, that the corporation may, in its certificate of incorporation, confer the power to adopt, amend or repeal Bylaws upon the directors.   The fact that such power has been so conferred upon the directors shall not divest the stockholders of the power, nor limit their power to adopt, amend or repeal Bylaws.

SECRETARY'S CERTIFICATE OF ADOPTION OF BYLAWS

OF

NODABL NETWORKS, INC.
A Delaware Corporation

I, the undersigned, do hereby certify:

1.   That I am the duly elected and acting Secretary of NODABL Networks, Inc., a Delaware corporation.

2.   That the foregoing Bylaws, constitute the Bylaws of such corporation as duly adopted by Action By Written Consent of the Board of Directors of the Corporation duly taken on the 6th day of August, 2021.

IN WITNESS WHEREOF, I have hereunto subscribed my name this 6th day of August, 2021.

DocuSigned by:

Stephen Wayne Wilson

09A5B2402B93470...

Stephen Wayne Wilson, Secretary

Secretary Certificate of Adoption of
Bylaws

RESOLUTIONS ADOPTED BY THE INCORPORATOR
OF
NODABL NETWORKS, INC.

The undersigned, being the sole incorporator of NODABL Networks, Inc., a Delaware corporation (the "Corporation") hereby adopts the following resolutions:

RESOLVED, that a copy of the Certificate of Incorporation of the Corporation be inserted in the Minute Book of the Corporation.

RESOLVED, that the following persons be, and they hereby are, elected as Directors of the Corporation, to serve until the first annual meeting of the stockholders, and until their successors are elected and qualify:

Dr. Aroon V. Tungare
Stephen Wayne Wilson

RESOLVED FURTHER, that the undersigned hereby resigns as incorporator and terminates any and all involvement relative to any and all business activities of the Corporation.

August 6, 2021

DocuSigned by:

Aroon Tungare

3F42321618EB49E...

Dr. Aroon V. Tungare, Incorporator

ACTION BY WRITTEN CONSENT OF
THE BOARD OF DIRECTORS
IN LIEU OF ORGANIZATIONAL MEETING
OF
NODABL NETWORKS, INC.
A Delaware Corporation

The undersigned, constituting all of the directors of NODABL Networks, Inc., a Delaware corporation (the "*Corporation*"), pursuant to Section 141(f) of the Delaware General Corporation Law, hereby adopt the following resolutions:

1.   INCORPORATION.

WHEREAS, a Certificate of Conversion from a Limited Liability Company to a Corporation Pursuant to Section 265 of the Delaware General Corporation Law and a Certificate of Incorporation of the Corporation was filed with the Delaware Secretary of State on August 6, 2021; and

WHEREAS, the Incorporator of the Corporation has elected the directors of the Corporation (the "*Board*"); and

WHEREAS, the Incorporator of the Corporation has resigned from the Corporation;

NOW, THEREFORE, BE IT RESOLVED, that the all actions heretofore taken on behalf of the Corporation by the Incorporator in organizing the Corporation, including but not limited to, filing the Certificate of Incorporation, and appointing directors, are hereby ratified and approved; and

RESOLVED, FURTHER, that the resignation of the Incorporator is hereby accepted, effective as of August 6, 2021.

2.   APPROVAL AND ADOPTION OF BYLAWS.

WHEREAS, a form of Bylaws for the regulation of the Corporation's business has been presented to the Board for its consideration;

NOW, THEREFORE, BE IT RESOLVED, that the Bylaws presented to and considered by the Board be, and they hereby are, approved and adopted as the Bylaws of the Corporation.

3.   MINUTE BOOK.

RESOLVED FURTHER, that the Corporation shall maintain as a part of its corporate records, a book entitled "Minute Book" which shall include, but which shall not be limited to, a record of its Certificate of Incorporation and amendments thereto, its Bylaws and amendments thereto, minutes of all meetings of its directors, and minutes of all meetings of its stockholders with the time and place of holding, whether regular or special, and, if special how authorized, the notice thereof given, the number of shares present or represented at stockholders meetings, and the proceedings thereof;

RESOLVED FURTHER, that the Secretary is hereby authorized and instructed to insert in the Minute Book of the Corporation a copy of the Certificate of Incorporation as filed with the Secretary of State of Delaware and bearing the file stamp and certification of the Secretary of State of Delaware be inserted in the Minute Book, and that the contents of said Certificate are accepted and ratified by the directors; and

RESOLVED FURTHER, that the Secretary of the Corporation is hereby authorized and directed to execute a certificate of the adoption of the Bylaws and to insert the Bylaws as so certified in the Minute Book of the Corporation and to see that a copy of the Bylaws is kept at the principal executive office of the Corporation.

4.   ELECTION OF OFFICERS.

WHEREAS, it is deemed to be in the best interests of the Corporation to elect officers for the day-to-day management of the Corporation's business;

NOW, THEREFORE, BE IT RESOLVED, that the following persons are hereby elected to the offices set forth opposite their names below, to serve until the next annual meeting of the Board of Directors, or until the earlier of their resignation, removal or death in accordance with the provisions of the Bylaws of the Corporation:

Chief Executive Officer:	Dr. Aroon V. Tungare
President:	Dr. Aroon V. Tungare
Secretary:	Stephen Wayne Wilson
Treasurer:	Stephen Wayne Wilson

5.   PRINCIPAL EXECUTIVE OFFICE AND REGISTERED OFFICES.

RESOLVED FURTHER, that the following is hereby designated as the principal executive office for the transaction of the business of the Corporation:

408 Water St.
Waxahachie, TX 75165

RESOLVED FURTHER, that the following is hereby designated as the registered office of the Corporation in the State of Delaware:

251 Little Falls Drive
Wilmington, DE 19808

6.   DESIGNATION OF REGISTERED AGENT FOR SERVICE OF PROCESS.

      WHEREAS, the Secretary of State of the State of Delaware requires that the Corporation appoint a registered agent for service of process in such state;

      NOW, THEREFORE, BE IT RESOLVED, that Corporation Service Company located at 251 Little Falls Drive, Wilmington, DE 19808 is hereby appointed agent for the purpose of service of process in the State of Delaware.

7.   ADOPTION OF STOCK CERTIFICATE AND SEAL.

      WHEREAS, it is in the best interests of the Corporation that proposed forms of stock certificates for use by the Corporation and a proposed seal of this Corporation bearing the following impression be adopted:

NODABL Networks, Inc.
Incorporated August 6, 2021
DELAWARE

      NOW, THEREFORE, BE IT RESOLVED, that the corporate seal in the form, words and figures presented to the Board of the Corporation, be, and the same hereby is, adopted as the seal of the Corporation; and

      RESOLVED FURTHER, that the form of certificate for the common stock of this Corporation in the form attached hereto as Exhibit "A" and incorporated herein by reference is adopted for use by this Corporation.

8.   AUTHORIZATION TO OPEN BANK ACCOUNT.

      WHEREAS, it is necessary that the Corporation open a bank account;

      NOW, THEREFORE, BE IT RESOLVED, that the Corporation establish in its name a corporate account or accounts at such bank or banks as maybe determined by the officers of the Corporation upon such terms and conditions as may be agreed upon with said bank or banks, and that the officers hereof be, and each hereby is, authorized to establish such account(s);

      RESOLVED FURTHER, that the signature cards, and the resolutions contained therein be, and they hereby are, adopted and approved as if set forth herein in their entirety, and such cards and resolutions relating to said account or accounts, executed either before or after the adoption of this resolution, upon the forms supplied by the bank, shall be valid and binding upon the Corporation;

      RESOLVED FURTHER, that checks, drafts, and other orders drawn on or affecting said corporate accounts of the Corporation at the bank, including but not limited to checks or drafts drawn to the individual order of any person authorized to sign, shall be signed with the corporate name followed by the signatures of those persons designated to the bank by the Secretary of the Corporation as authorized signatories;

RESOLVED FURTHER, that checks, drafts and other orders payable to the Corporation and endorsed with the corporate name may be deposited in said account or accounts, or when endorsed in the same manner as that required above for the signing of checks, may be cashed or may be deposited in said account or accounts or in any other account as instructed by the person presenting the same for cashing or for deposit;

RESOLVED FURTHER, that all activity in said account or accounts occurring prior to the date of adoption of this resolution is hereby ratified and approved; and

RESOLVED FURTHER, that this authorization shall remain effective until the bank receives written notice to the contrary signed by duly authorized officers of the Corporation; that all previous authorizations heretofore given with respect to said account or accounts are hereby revoked; that the revocation of this or of previous authorizations with respect to said account or accounts shall not affect the validity of any check or other instrument signed or endorsed by any person or persons at the time authorized to act; and that the Corporation guarantees payment of any overdraft created in said account or accounts.

9.   STOCK ISSUANCE.

WHEREAS, the Corporation is authorized in its Certificate of Incorporation to issue Thirty Million (30,000,000) shares with a par value of $0.0001 per share; and

WHEREAS, it is deemed to be in the best interests of the Corporation that Ten Million Five Hundred Twenty Six Thousand Three Hundred Ten (10,526,310) shares of its Stock be issued as follows for the consideration as described below:

Stockholder	Number of Shares	Consideration
Texzon Utilities, Ltd.	6,000,000	Conversion of LLC interest
Batwing Innovations Inc.	4,000,000	Conversion of LLC interest
Suncoast Tower Solutions LLC	526,310	Conversion of LLC interest

NOW, THEREFORE, BE IT RESOLVED, that the Secretary and President of the Corporation are hereby authorized and directed to issue to the entities named above an aggregate of 10, 526,310 shares of the Corporation, and to issue a stock certificate evidencing the number of shares set forth opposite such person's name above of fully paid and nonassessable Stock of the Corporation; and

RESOLVED FURTHER, that each of the officers of the Corporation is hereby authorized, directed and empowered to take any and all action necessary to issue such shares of Stock, including compliance with all applicable federal and state securities laws.

10.   FISCAL YEAR.

RESOLVED FURTHER, that the fiscal year of the Corporation shall end on December 31 of each year.

11.   EXPENSES OF INCORPORATION.

RESOLVED FURTHER, that the appropriate officers of the Corporation are hereby authorized and directed to pay the expenses of incorporation and organization of the Corporation.

12.   GENERAL RESOLUTIONS.

RESOLVED FURTHER, that the officers of this Corporation are, and each acting alone is, hereby authorized to take and perform any and all such acts, including execution of any and all documents and certificates, as said officers shall deem necessary or advisable to carry out the purposes of the foregoing resolutions; and

RESOLVED FURTHER, that any actions taken by such officers prior to the date hereof that are within the authority conferred by the foregoing resolution, are hereby ratified, confirmed and approved as the acts and deeds of this Corporation.

This Action By Written Consent shall be filed in the Minute Book of this Corporation and become a part of the records of this Corporation.

Dated: August 6, 2021

DocuSigned by:

Aroon Tungare

—3F42321618EB49E...

Dr. Aroon V. Tungare, Director

DocuSigned by:

Stephen Wayne Wilson

—09A5B2402B93470...

Stephen Wayne Wilson, Director

State of Delaware
August 6, 2021

NUMBER

SHARES

NODABL Networks, Inc.

30,000,000 Common Shares - $0.0001 Par Value

This Certifies that _____ Exhibit "A" _____ *is the*

owner of _____ *Shares*

of Common Stock

transferable only on the books of the Corporation by the holder hereof in person or by duly authorized Attorney upon surrender of this Certificate properly endorsed.

In Witness Whereof, the said Corporation has caused this Certificate to be signed by its duly authorized officers and to be sealed with the Seal of the Corporation

this _____ *day* _____ *of* _____ *A.D.* _____

_____
Secretary

_____
President


INVESTMENT REPRESENTATION LETTER


NODABL Networks, Inc.
408 Water St.
Waxahachie, TX 75165


Re: **Acquisition of Shares of Common Stock**


Ladies and Gentlemen:

In connection with the purchase by **Texzon Utilities, Ltd.** ("Purchaser"), from NODABL Networks, Inc., a Delaware corporation (the "Company"), of Six Million (6,000,000) shares of the Company's Stock (the "Shares"), Purchaser hereby represents, warrants and covenants as follows:

1.   Purchaser is aware that the acquisition of the Shares will be a highly speculative investment and will involve significant risks, and Purchaser is able, without impairing Purchaser's financial condition, to hold the Shares for an indefinite period of time and to suffer a complete loss of Purchaser's investment.

2.   Purchaser is acquiring the Shares solely for Purchaser's own account for investment and not with a view to, or for resale in connection with, any distribution thereof within the meaning of the Securities Act of 1933, as amended (the "Act"). Purchaser does not have any present intention of selling, offering to sell or otherwise disposing of or distributing the Shares or any portion thereof.

3.   Purchaser understands that the sale and issuance of the Shares has not been registered under the Act in reliance upon an exemption from registration which depends upon, among other things, Purchaser's bona fide investment intent as expressed herein, and the Shares must be held indefinitely unless the Shares are registered under the Act or an exemption from such registration is available, and that the Company is under no obligation to register the Shares.

4.   Purchaser agrees that Purchaser shall not make any sale, transfer or other disposition of all or any portion of the Shares unless and until (a) there is then in effect a registration statement under the Act covering such proposed disposition and such disposition is made in accordance with said registration statement; or (b) Purchaser shall have (i) notified the Company of the proposed disposition and furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition, and (ii) if requested by the Company, furnished the Company with an opinion of Purchaser's own counsel acceptable to the Company that such disposition will not require registration of the Shares under the Act.

5.   Purchaser agrees that the certificate representing the Shares, or any substitutes therefore, shall have endorsed thereon a legend substantially as follows:

> "THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO THE SALE OR


1


DISTRIBUTION THEREOF. NO SUCH SALE OR DISTRIBUTION MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATING THERETO OR AN OPINION OF COUNSEL OR OTHER EVIDENCE SATISFACTORY TO THE ISSUER THAT SUCH REGISTRATION IS NOT REQUIRED."

6. Purchaser understands that all material documents, records and books pertaining to the Company have been made available for inspection by Purchaser during reasonable business hours at the Company's principal place of business. The Company has made available to Purchaser at reasonable times prior to the date hereof the opportunity to ask questions and receive answers concerning the terms and conditions of this purchase and to obtain any additional information which the Company possesses or can acquire without unreasonable effort or expense that is necessary to verify the accuracy of any information provided to Purchaser.

7. Purchaser either has a preexisting personal or business relationship with the Company or one or more of its officers, directors or controlling persons or, by reason of Purchaser's business or financial experience or the business or financial experience of Purchaser's professional advisors who are unaffiliated with and who are not compensated by the Company or any affiliate or any selling agent of the Company, directly or indirectly, have, and could reasonably be assumed to have, the capacity to protect Purchaser's interest in connection with the issuance of the Shares to Purchaser.

8. Purchaser is not aware of the publication of any advertisement or any form of general solicitation or advertising used in connection with the offer and sale of the Shares.

9. Purchaser is a resident of the State of Texas.

10. Purchaser has consulted with Purchaser's independent tax advisors to the extent Purchaser deemed appropriate regarding the tax consequences arising from the purchase or sale of the Shares, and Purchaser is not relying on any statements from the Company regarding the tax consequence of the purchase or sale of the Shares.

11. Purchaser hereby certifies that the foregoing representations and warranties are true and correct.

Dated as of August 6, 2021

Very truly yours,

TEXZON UTILITIES, LTD

DocuSigned by:

By: Stephen Wayne Wilson

09A5B2402B93470...

Stephen Wayne Wilson, CEO

Email: swilson@texzon.net

2

INVESTMENT REPRESENTATION LETTER

NODABL Networks, Inc.
408 Water St.
Waxahachie, TX 75165

Re: **Acquisition of Shares of Common Stock**

Ladies and Gentlemen:

In connection with the purchase by **Batwing Innovations Inc.** ("Purchaser"), from NODABL Networks, Inc., a Delaware corporation (the "Company"), of Four Million (4,000,000) shares of the Company's Stock (the "Shares"), Purchaser hereby represents, warrants and covenants as follows:

1.   Purchaser is aware that the acquisition of the Shares will be a highly speculative investment and will involve significant risks, and Purchaser is able, without impairing Purchaser's financial condition, to hold the Shares for an indefinite period of time and to suffer a complete loss of Purchaser's investment.

2.   Purchaser is acquiring the Shares solely for Purchaser's own account for investment and not with a view to, or for resale in connection with, any distribution thereof within the meaning of the Securities Act of 1933, as amended (the "Act"). Purchaser does not have any present intention of selling, offering to sell or otherwise disposing of or distributing the Shares or any portion thereof.

3.   Purchaser understands that the sale and issuance of the Shares has not been registered under the Act in reliance upon an exemption from registration which depends upon, among other things, Purchaser's bona fide investment intent as expressed herein, and the Shares must be held indefinitely unless the Shares are registered under the Act or an exemption from such registration is available, and that the Company is under no obligation to register the Shares.

4.   Purchaser agrees that Purchaser shall not make any sale, transfer or other disposition of all or any portion of the Shares unless and until (a) there is then in effect a registration statement under the Act covering such proposed disposition and such disposition is made in accordance with said registration statement; or (b) Purchaser shall have (i) notified the Company of the proposed disposition and furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition, and (ii) if requested by the Company, furnished the Company with an opinion of Purchaser's own counsel acceptable to the Company that such disposition will not require registration of the Shares under the Act.

5.   Purchaser agrees that the certificate representing the Shares, or any substitutes therefore, shall have endorsed thereon a legend substantially as follows:

> "THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO THE SALE OR

DISTRIBUTION THEREOF. NO SUCH SALE OR DISTRIBUTION MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATING THERETO OR AN OPINION OF COUNSEL OR OTHER EVIDENCE SATISFACTORY TO THE ISSUER THAT SUCH REGISTRATION IS NOT REQUIRED."

6. Purchaser understands that all material documents, records and books pertaining to the Company have been made available for inspection by Purchaser during reasonable business hours at the Company's principal place of business. The Company has made available to Purchaser at reasonable times prior to the date hereof the opportunity to ask questions and receive answers concerning the terms and conditions of this purchase and to obtain any additional information which the Company possesses or can acquire without unreasonable effort or expense that is necessary to verify the accuracy of any information provided to Purchaser.

7. Purchaser either has a preexisting personal or business relationship with the Company or one or more of its officers, directors or controlling persons or, by reason of Purchaser's business or financial experience or the business or financial experience of Purchaser's professional advisors who are unaffiliated with and who are not compensated by the Company or any affiliate or any selling agent of the Company, directly or indirectly, have, and could reasonably be assumed to have, the capacity to protect Purchaser's interest in connection with the issuance of the Shares to Purchaser.

8. Purchaser is not aware of the publication of any advertisement or any form of general solicitation or advertising used in connection with the offer and sale of the Shares.

9. Purchaser is a resident of the State of Illinois.

10. Purchaser has consulted with Purchaser's independent tax advisors to the extent Purchaser deemed appropriate regarding the tax consequences arising from the purchase or sale of the Shares, and Purchaser is not relying on any statements from the Company regarding the tax consequence of the purchase or sale of the Shares.

11. Purchaser hereby certifies that the foregoing representations and warranties are true and correct.

Dated as of August 6, 2021

Very truly yours,

BATWING INNOVATIONS INC.

DocuSigned by:

By: Aroon Tungare
3F42321618EB49E...

Dr. Aroon V. Tungare, President

Email: atungare@nodabl.com

2

INVESTMENT REPRESENTATION LETTER

NODABL Networks, Inc.
408 Water St.
Waxahachie, TX 75165

Re: **Acquisition of Shares of Common Stock**

Ladies and Gentlemen:

In connection with the purchase by **Suncoast Tower Solutions LLC** ("Purchaser"), from NODABL Networks, Inc., a Delaware corporation (the "Company"), of Five Hundred Twenty Six Thousand Three Hundred Ten (526,310) shares of the Company's Stock (the "Shares"), Purchaser hereby represents, warrants and covenants as follows:

1.   Purchaser understands and agrees that Three Hundred Fifteen Thousand Seven Hundred Eighty Six (315,786) shares of Purchaser's Shares are fully vested and Two Hundred Ten Thousand Five Hundred Twenty Four (210,524) shares of Purchaser's Shares shall be subject to vesting as follows:

(a)   One Hundred Five Thousand Two Hundred Sixty Two (105,262) shares shall vest on May 24, 2022; and

(b)   One Hundred Five Thousand Two Hundred Sixty Two (105,262) shares shall vest on May 24, 2023.

(c)   Notwithstanding anything herein to the contrary, all unvested shares shall vest in full in connection with a Trigger Event. "Trigger Event" shall be the date on which the Company receives revenues of at least $1,000,000 during the immediately preceding 12-month period. The occurrence of a Trigger Event shall be determined by the Company in its sole discretion.

2.   Purchaser understand and agrees that Purchaser is prohibited from selling any unvested shares and that the Shares are subject to future dilution.

3.   Purchaser agrees that in the event of the termination of Purchaser's Continuous Service Status with the Company for any reason, whether voluntary or involuntary, any unvested shares shall be deemed for all purposes to have been forfeited and to have been surrendered to the Company without the need for any payment to the Purchaser, and the Company will issue a new stock certificate to the Purchaser for all the fully vested shares and void the previously issued stock certificate. "Continuous Service Status" means the absence of any interruption or termination of Purchaser's service, which shall include the services of Thomas Zurawski, as an employee or consultant; provided, however, that Continuous Service Status as an employee or consultant shall not be considered interrupted or terminated in the case of: (A) Company approved sick leave; (B) military leave; or (C) any other bona fide leave of absence approved by the Company; and provided, further, that Continuous Service Status as an employee or consultant shall not be considered interrupted or terminated in the case of a transfer between locations of the Company or between the Company, its parents, subsidiaries or affiliates, or their respective successors, or a change in status from an employee to a consultant or from a consultant to an employee.

1

4.   Purchaser is aware that the acquisition of the Shares will be a highly speculative investment and will involve significant risks, and Purchaser is able, without impairing Purchaser's financial condition, to hold the Shares for an indefinite period of time and to suffer a complete loss of Purchaser's investment.

5.   Purchaser is acquiring the Shares solely for Purchaser's own account for investment and not with a view to, or for resale in connection with, any distribution thereof within the meaning of the Securities Act of 1933, as amended (the "*Act*"). Purchaser does not have any present intention of selling, offering to sell or otherwise disposing of or distributing the Shares or any portion thereof.

6.   Purchaser understands that the sale and issuance of the Shares has not been registered under the Act in reliance upon an exemption from registration which depends upon, among other things, Purchaser's bona fide investment intent as expressed herein, and the Shares must be held indefinitely unless the Shares are registered under the Act or an exemption from such registration is available, and that the Company is under no obligation to register the Shares.

7.   Purchaser agrees that Purchaser shall not make any sale, transfer or other disposition of all or any portion of the Shares unless and until (a) there is then in effect a registration statement under the Act covering such proposed disposition and such disposition is made in accordance with said registration statement; or (b) Purchaser shall have (i) notified the Company of the proposed disposition and furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition, and (ii) if requested by the Company, furnished the Company with an opinion of Purchaser's own counsel acceptable to the Company that such disposition will not require registration of the Shares under the Act.

8.   Purchaser agrees that the certificate representing the Shares, or any substitutes therefor, shall have endorsed thereon a legend substantially as follows:

> "THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO THE SALE OR DISTRIBUTION THEREOF. NO SUCH SALE OR DISTRIBUTION MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATING THERETO OR AN OPINION OF COUNSEL OR OTHER EVIDENCE SATISFACTORY TO THE ISSUER THAT SUCH REGISTRATION IS NOT REQUIRED."

> "THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE TERMS OF VESTING AND REPURCHASE AS STATED IN THE INVESTMENT REPRESENTATION LETTER PURSUANT TO WHICH THESE SHARES WERE PURCHASED, A COPY OF WHICH MAY BE EXAMINED AT THE OFFICE OF THE CORPORATION."

9.   Purchaser understands that all material documents, records and books pertaining to the Company have been made available for inspection by Purchaser during reasonable business hours at the Company's principal place of business. The Company has made available to Purchaser at reasonable times prior to the date hereof the opportunity to ask questions and receive answers concerning the terms and conditions of this purchase and to obtain any additional information which the Company possesses or can acquire without unreasonable effort or expense that is necessary to verify the accuracy of any information provided to Purchaser.

10.   Purchaser either has a preexisting personal or business relationship with the Company or one or more of its officers, directors or controlling persons or, by reason of Purchaser's business or financial experience or the business or financial experience of Purchaser's professional advisors who are unaffiliated with and who are not compensated by the Company or any affiliate or any selling agent of the Company, directly or indirectly, have, and could reasonably be assumed to have, the capacity to protect Purchaser's interest in connection with the issuance of the Shares to Purchaser.

11.   Purchaser is not aware of the publication of any advertisement or any form of general solicitation or advertising used in connection with the offer and sale of the Shares.

12.   Purchaser is a resident of Pennsylvania.

13.   Purchaser has consulted with Purchaser's independent tax advisors to the extent Purchaser deemed appropriate regarding the tax consequences arising from the purchase or sale of the Shares, and Purchaser is not relying on any statements from the Company regarding the tax consequence of the purchase or sale of the Shares.

14.   Purchaser hereby certifies that the foregoing representations and warranties are true and correct.

Dated as of August 6, 2021   Very truly yours,

                                             SUNCOAST TOWER SOLUTIONS LLC

                                             By: _____
                                             Thomas Zurawski, Member

                                             Email: _____

3

State of Delaware
August 6, 2021

NUMBER		SHARES
1		-6,000,000-

NODABL Networks, Inc.

30,000,000 Common Shares - $0.0001 Par Value

This Certifies that Texzon Utilities, Ltd. *is the*

owner of ---Six Million--- *Shares*

of Common Stock

transferable only on the books of the Corporation by the holder hereof in person or by duly authorized Attorney upon surrender of this Certificate properly endorsed.

In Witness Whereof, the said Corporation has caused this Certificate to be signed by its duly authorized officers and to be sealed with the Seal of the Corporation

this 6th *day* *of* August *A.D.* 2021

DocuSigned by:

Stephen Wayne Wilson
09A5B2402B93470...

Stephen Wayne Wilson, Secretary

DocuSigned by:

Aroon Tungare
3F42321618EB49E...

Dr. Aroon V. Tungare, President

"THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO THE SALE OR DISTRIBUTION THEREOF. NO SUCH SALE OR DISTRIBUTION MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATING THERETO OR AN OPINION OF COUNSEL OR OTHER EVIDENCE SATISFACTORY TO THE ISSUER THAT SUCH REGISTRATION IS NOT REQUIRED."

For Value Received, _____ *hereby sell, assign and transfer unto*

PLEASE INSERT SOCIAL SECURITY OR OTHER
IDENTIFYING NUMBER OF ASSIGNEE

Shares

represented by the within Certificate, and do hereby irrevocably constitute and appoint

Attorney

to transfer the said Shares on the books of the within named Corporation with full power of substitution in the premises.

Dated _____

In presence of

NOTICE: *THE SIGNATURE OF THIS ASSIGNMENT MUST CORRESPOND WITH THE NAME AS WRITTEN UPON THE FACE OF THE CERTIFICATE. IN EVERY PARTICULAR, WITHOUT ALTERATION OR ENLARGEMENT, OR ANY CHANGE WHATEVER.*

State of Delaware
August 6, 2021

NUMBER

2

SHARES

-4,000,000-

NODABL Networks, Inc.

30,000,000 Common Shares - $0.0001 Par Value

This Certifies that ___Batwing Innovations Inc._____ *is the*

owner of _____---Four Million---_____ *Shares*

of Common Stock

transferable only on the books of the Corporation by the holder hereof in person or by duly authorized Attorney upon surrender of this Certificate properly endorsed.

In Witness Whereof, the said Corporation has caused this Certificate to be signed by its duly authorized officers and to be sealed with the Seal of the Corporation

this ___6th___ *day* *of* ___August___ *A.D.* ___2021___

DocuSigned by:

Stephen Wayne Wilson
09A5B2402B93470...

Stephen Wayne Wilson, Secretary

DocuSigned by:

Aroon Tungare
3F42321618EB49E...

Dr. Aroon V. Tungare, President

"THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO THE SALE OR DISTRIBUTION THEREOF. NO SUCH SALE OR DISTRIBUTION MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATING THERETO OR AN OPINION OF COUNSEL OR OTHER EVIDENCE SATISFACTORY TO THE ISSUER THAT SUCH REGISTRATION IS NOT REQUIRED."

For Value Received, _____ *hereby sell, assign and transfer unto*

PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER OF ASSIGNEE

Shares

represented by the within Certificate, and do hereby irrevocably constitute and appoint

Attorney

to transfer the said Shares on the books of the within named Corporation with full power of substitution in the premises.

Dated _____ _____

In presence of

NOTICE: *THE SIGNATURE OF THIS ASSIGNMENT MUST CORRESPOND WITH THE NAME AS WRITTEN UPON THE FACE OF THE CERTIFICATE. IN EVERY PARTICULAR, WITHOUT ALTERATION OR ENLARGEMENT, OR ANY CHANGE WHATEVER.*

State of Delaware
August 6, 2021

NUMBER

3

SHARES

-526,310-

NODABL Networks, Inc.

30,000,000 Common Shares - $0.0001 Par Value

This Certifies that ___Suncoast Tower Solutions LLC___ is the

owner of ___---Five Hundred Twenty Six Thousand Three Hundred Ten---___ Shares

of Common Stock

transferable only on the books of the Corporation by the holder hereof in person or by duly authorized Attorney upon surrender of this Certificate properly endorsed.

In Witness Whereof, the said Corporation has caused this Certificate to be signed by its duly authorized officers and to be sealed with the Seal of the Corporation

this ___6th___ day of ___August___ A.D. ___2021___

DocuSigned by:

Stephen Wayne Wilson
09A5B2402B93470...

Stephen Wayne Wilson, Secretary

DocuSigned by:

Aroon Tungare
3F42321618EB49E...

Dr. Aroon V. Tungare, President

"THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO THE SALE OR DISTRIBUTION THEREOF. NO SUCH SALE OR DISTRIBUTION MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATING THERETO OR AN OPINION OF COUNSEL OR OTHER EVIDENCE SATISFACTORY TO THE ISSUER THAT SUCH REGISTRATION IS NOT REQUIRED."

"THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE TERMS OF VESTING AND REPURCHASE AS STATED IN THE INVESTMENT REPRESENTATION LETTER PURSUANT TO WHICH THESE SHARES WERE PURCHASED, A COPY OF WHICH MAY BE EXAMINED AT THE OFFICE OF THE CORPORATION."

For Value Received, _____ *hereby sell, assign and transfer unto*

PLEASE INSERT SOCIAL SECURITY OR OTHER
IDENTIFYING NUMBER OF ASSIGNEE

Shares

represented by the within Certificate, and do hereby irrevocably constitute and appoint

Attorney

to transfer the said Shares on the books of the within named Corporation with full power of substitution in the premises.

Dated _____

In presence of

NOTICE: *THE SIGNATURE OF THIS ASSIGNMENT MUST CORRESPOND WITH THE NAME AS WRITTEN UPON THE FACE OF THE CERTIFICATE. IN EVERY PARTICULAR, WITHOUT ALTERATION OR ENLARGEMENT, OR ANY CHANGE WHATEVER.*

NODABL Networks, Inc.

Last Updated:

COMMON STOCK LEDGER

08/10/21

Authorized Common	30,000,000.00
Total Common Shares Outstanding:	10,526,310.00
Total Common Shares Available:	**19,473,690.00**

Subscr. Agr/ Inv. Rep Ltr	Name	Cert. Number (Series)	Number of Shares Issued	Amount paid for Shares	Number of Shares Cancelled	Date of Issuance	Source	Status
	Texzon Utilities, Ltd.	1	6,000,000	Conv. Of LLC Interest		8/6/2021	Conversion of LLC Interest	Outstanding
	Batwing Innovations Inc.	2	4,000,000	Conv. Of LLC Interest		8/6/2021	Conversion of LLC Interest	Outstanding
	Suncoast Tower Solutions LLC	3	526,310	Conv. Of LLC Interest		8/6/2021	Conversion of LLC Interest	Outstanding
		4						
		5						
			10,526,310.00		0.00			